The business combination described in this document involves securities of a Japanese company. The offer is subject to the disclosure requirements of Japan that differ from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in connection with the business combination, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

July 2, 2021

To Whom It May Concern

Company:	FIDEA Holdings Co. Ltd.
Representative:	Yuichi Tao, President & CEO
Code No.:	8713, First Section of the Tokyo Stock Exchange, Inc.
Company:	THE TOHOKU BANK, LTD.
Representative:	Naoto Murakami, President & Representative Director
Code No.:	8349, First Section of the Tokyo Stock Exchange, Inc.

Master Agreement in connection with the Management Integration between FIDEA Holdings Co. Ltd. and The Tohoku Bank, Ltd.

FIDEA Holdings Co. Ltd. (Yuichi Tao, President & CEO) (“FIDEA Holdings”) and THE TOHOKU BANK, LTD. (Naoto Murakami, President & Representative Director) (“Tohoku Bank”), (FIDEA Holdings and Tohoku Bank are hereinafter collectively referred to as the “Companies”, “we”, “our” or “us”) hereby announce that at today’s board of directors meeting held by each of the respective companies, it was resolved to execute a master agreement between the Companies in connection with their intent to proceed with mutual consultations and discussions in order to realize a management integration (the “Management Integration”). Such master agreement (the “Master Agreement”) was executed immediately thereafter.

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1.	Background of Discussions in Connection with the Management Integration

As regional financial institutions headquartered in Tohoku, and with the kind patronage of the local population, we endeavor to fulfill our social mission and establish a stable revenue base. On February 7, 2018, FIDEA Holdings, Shonai Bank, Ltd. and Hokuto Bank, Ltd., which are group companies of FIDEA Holdings, and Tohoku Bank, executed a comprehensive business cooperation agreement aiming to contribute to the development of our customers’ and regional economic revitalization by further deepening business cooperation between us and utilizing each other’s strengths and knowhow. Taking advantage of our brand recognition and operational capabilities of the Companies’ operative infrastructure, we opened shared stores and used joint ATMs and systems. We also cooperated on project finance related renewable energy and various other projects.

Recently, however, regional financial institutions have been challenged by significant changes in the operating environment, such as the local economy being impacted by a shifting social structure due to a declining and aging population, prolonged trend of low interest rates resulting in decreased interest income, intensified competition with companies from other industries entering the financial arena by using technical innovation (FinTech, for example) as well as the rapid spread of COVID-19. The Companies acknowledge the need to establish new coping mechanisms to deal with these environmental changes.

In light of this challenging environment and in order to contribute, as regional institutions, to the recovery, development and growth of the local economy, the Companies must establish systems that will allow us to maximize our combined resources and knowhow.

Taking into account the results achieved by implementing various joint measures based on business cooperation between the Companies, our view is that maintaining each party’s brand recognition and operational capabilities, further enhancing business collaboration by functioning as regional financial intermediaries, improving our response to the changing environment and enhancing operational efficiency through the acceleration and fostering of mutual relationships, are essential in order to promptly reinforce our revenue base. Therefore, the Companies resolved to proceed with consultations and discussions towards a Management Integration.

2.	Basic Policies of the Management Integration

Based on the following basic policies, by producing synergistic effects as a result of the Management Integration, the Companies strive to enhance trust within the community in order to revitalize the economy of the Tohoku region, including Iwate, Akita and Yamagata and become a favorite regional financial services group and growing with our customers and the region.

(1)	By effective use of operational resources and knowhow, we will pursue a more sustainable business model, use a management strategy that differs from our competitors so that we function as a financial intermediary and contribute to the region’s economic revitalization.

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(2)	We intend to strengthen our earning capacity and reduce costs by streamlining headquarter functions, enhancing corporate governance, introducing sophisticated risk management systems and sharing the strength of the Companies’ sales measures. We also intend to maximize the synergistic effects of the integration through rational and efficient operations with a view to establish sustainable management systems.

(3)	With our broad network of branches in the Tohoku region, we strive to become a regional financial services group, providing information and financial services across the prefectural borders throughout the Tohoku region. We aim to grow together with the region and our customers.

3.	Expected Synergistic Effects of the Management Integration

Taking into account the following synergistic effects and promptly after the implementation of the Management Integration, the Companies will take specific measures with a view to contribute to the regional economic revitalization, improve efficiency, pursue a sustainable business model and establish management systems in line with the realization of the aforementioned synergistic effects. We will take advantage of a sophisticated broad regional network, while maintaining and enhancing the long-established relationship, trust between us and our customers and specific brands for each region.

(1)	Enhancement of Financial Intermediary Functions and Financial Services
(i)	Corporate Business

Following years of activities in this area, we will continue to function as financial intermediaries for local corporations located in our operational base, including Iwate, Akita and Yamagata. In addition, we will provide high-quality solutions by using our cross-prefectural border network in domains such as M&A, business succession and business matching services. By sharing our group companies’ knowhow with respect to corporate business, we will meet various corporate and individual, including owners of the corporations, needs, such as assistance with the management and main business activities of local corporations.

(ii)	Retail Business

By using our mutual knowhow with respect to retail business, we will share products and services we have been providing, such as lending, various settlement and asset management services and expand their scope. We will also enhance our consultation functions and advise our customers on ways to achieve their financial goals and various needs.

(iii)	Regional Revitalization

Through our group companies’ joint efforts and knowhow, we will strive to manage regional issues and, by enhancing partnerships with local public entities, actively contribute to the region’s revitalization.

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(2)	Reinforcement of Corporate Governance Systems and Business Infrastructure

The Companies will reinforce our corporate governance systems, such as risk management, compliance and internal audit by integrating our headquarter functions to streamline their operating structure, human resources and knowhow.

The Companies will also reinforce the business infrastructure enabling us to continue fulfilling our social mission as regional financial institutions by pursuing an efficient cost-benefit ratio through such shared infrastructure and the integration of various systems and administrative functions.

(3)	Enhancement of Earning Capacity

As stated above, in order to enhance our earning capacity, the Companies will endeavor to (i) increase our income by reinforcing financial intermediary functions and services, (ii) promote streamlining by reinforcing corporate governance systems and business infrastructure and (iii) enhance our ability to invest in, and manage, various asset classes through shared knowhow and securities’ investment risk management.

4.	Form of Management Integration

The Companies will proceed with consultations and discussions in connection with the Management Integration with a view that FIDEA Holdings, which already has a holding company system, will become the holding company of the new financial group. Based on the assumption that on or about October 1, 2022, the Companies will obtain the approval of our respective shareholders as well as all permits required from the relevant authorities in connection with the implementation of the Management Integration, the Companies intend to proceed with consultations and discussions regarding share exchanges whereby FIDEA Holdings will end up being the parent company, owning 100% of Tohoku Bank, which will become its wholly-owned subsidiary.

5.	Share Exchange Ratio

Prior to executing a final agreement with respect to the Management Integration, the Companies will determine the share exchange ratio thereof based on the results of the due diligence and a calculation of stock value to be implemented going forward.

6.	Establishment of an Integration Preparatory Committee

The Companies will establish an integration preparatory committee and proceed with intensive consultations in connection with the Management Integration.

7.	Future Schedule

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July 2, 2021	(Fri.)	(Today)	Execute Master Agreement
Mid-February, 2022		(Tentative)	Execute final agreement
Late June, 2022		(Tentative)	Annual shareholders’ meeting in connection with the Management Integration (Companies)
September 29, 2022	(Thu.)	(Tentative)	Delisting of Tohoku Bank
October 1, 2022	(Sat.)	(Tentative)	Management Integration becomes effective

8.	Outline of Companies

(1) Company Outline (as of March 2021) (Note 1)

Company Name	FIDEA Holdings Co. Ltd.			TOHOKU BANK, LTD.
Location of Headquarters	3-1-24 Chuo, Aoba-ku, Sendai-shi, Miyagi			3-1 Uchimaru, Morioka-shi, Iwate
Name and Title of Representative	Yuichi Tao, President & CEO			Naoto Murakami, President & Representative Director
Business Description	Banking business			Banking business
Capital Amount	18 billion yen			13.2 billion yen
Date of Establishment	October 1, 2009			October 7, 1950
Total Number of Issued Shares	Common shares	181,421,226 shares	Common shares	9,509,963 shares
	Series B Preferred Shares	25,000,000 shares	Class 1 Preferred Shares	4,000,000 shares
End of Fiscal Year	March 31			March 31
Total Assets (consolidated)	3,221.4 billion yen			1,021.5 billion yen
Net Assets (consolidated)	120.0 billion yen			40.1 billion yen
Deposit Balance (consolidated)	2,650.5 billion yen			895.5 billion yen
Loan Balance (consolidated)	1,731.2 billion yen			629.3 billion yen
Number of Employees (consolidated)	1,662			597
Number of Branches (including sub-offices) *Number of physical stores excluding integrated stores		173		57
	Shonai Bank	87 *49		*49
	Hokuto Bank	86 *51

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Largest Shareholders and Shareholding Ratio	1	The Resolution and Collection Corporation	12.11%	1	The Resolution and Collection Corporation	29.67%
	2	The Master Trust Bank of Japan ,Ltd. (Trust)	6.45%	2	The Master Trust Bank of Japan ,Ltd. (Trust)	4.50%
	3	Custody Bank of Japan, Ltd. (Trust)	3.03%	3	Custody Bank of Japan, Ltd. (Trust)	4.25%
	4	FIDEA Holdings Employee Shareholding Association	2.29%	4	Tohoku Bank Employee Shareholding Association	1.82%
	5	DFA INTL SMALL CAP VALUE PORTFOLIO (Standing Proxy Citibank, N.A., Tokyo Branch)	1.56%	5	Fujidengyosha. Ltd.	1.33%

(Note 1) Amounts are rounded down to the nearest 100,000,000 yen.

(2) Performance in the past three years (consolidated)　　　　　　　　　　　　　　　　　　　                  (million yen)

	FIDEA Holdings			Tohoku Bank
End of Fiscal Year	March 2019	March 2020	March 2021	March 2019	March 2020	March 2021
Ordinary Income	48,883	50,864	53,191	13,840	13,738	13,548
Ordinary Profit	5,081	2,872	6,894	1,285	1,599	1,743
Net Income for the Current Year Attributable to Owners of Parent	3,785	1,346	3,314	908	1,111	1,149

End

[Contact Information] FIDEA Holdings Management Integration Group/IR Group (Media Contact) TEL: 022-290-8800 Tohoku Bank Managerial Planning Department TEL: 019-651-6161

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